Exhibit 99.1

mission newenergy Limited

ACn 117 065 719

NOTICE OF annual GENERAL MEETING

TIME:	10:00 am (WST)
DATE:	Monday, 27 October 2014
PLACE:	BDO, 38 Station Street, Subiaco, Perth, Western Australia

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

CONTENTS PAGE

NOTICE OF ANNUAL GENERAL MEETING	4
EXPLANATORY MEMORANDUM	9
Glossary	25

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10:00 am (WST) on Monday, 27 October 2014 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING ELIGIBILITY

The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders at 10.00am (WST) on Saturday, 25 October 2014.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

Further details in respect of appointing a proxy are set out in the “instructions for Completing ‘Appointment of Proxy’ Form” which forms part of the proxy form enclosed with this Notice.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 10:00 am (WST) on Monday, 27 October 2014 at BDO, 38 Station Street, Subiaco, Perth, Western Australia for the purposes of transaction the business set out in this Notice.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Memorandum and the Proxy Form are part of this Notice of Meeting.

The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders of the Company at 10:00 am (WST) on Saturday, 25 October 2014.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

AGENDA

Ordinary business

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2014 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

Note: there is no requirement for shareholders to approve these reports.

1.	Resolution 1: Adoption of remuneration report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company’s annual financial report for the financial year ended 30 June 2014.”

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.

Voting Prohibition Statement:

A vote on this Resolution must not be cast (in any capacity) by or on behalf of any of the following persons:

(a)	a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)	a Closely Related Party of such a member.

However, a person described above may vote on this Resolution if:

(a)	the person does so as a proxy who is entitled to vote on this Resolution appointed by writing that specifies how the proxy is to vote on the Resolution; or

(b)	the voter is the Chairman and the appointment of Chairman as proxy:

i.	does not specify the way the proxy is to vote on this Resolution; and

ii.	expressly authorises the Chairman to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

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2.	Resolution 2: Re-election of director – Mr Guy Burnett

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of clause 5.1 of the Company’s Constitution and for all other purposes, Mr Guy Burnett, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director.”

The Directors (other than Mr Guy Burnett, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2.

3.	Resolution 3: Re-election of director – Datuk Mohamed Zain Bin Mohamed Yusuf

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of clause 5.1 of the Company’s Constitution and for all other purposes, Datuk Mohamed Zain Bin Mohamed Yusuf, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director.”

The Directors (other than Datuk Mohamed Zain Bin Mohamed Yusuf, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 3.

4.	Resolution 4: Re-election of director – Mr James Garton

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 8.2 of the Company’s Constitution and for all other purposes, Mr James Garton, a Director who was appointed on 1 July 2014 in accordance with the Company’s Constitution, retires, and being eligible, is re-elected as a Director.”

The Directors (other than Mr James Garton, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 4.

5.	Resolution 5: Re-election of director – Mohd Azlan Bin Mohammed

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 8.2 of the Company’s Constitution and for all other purposes, Mohd Azlan Bin Mohammed, a Director who was appointed on 15 September 2014 in accordance with the Company’s Constitution, retires, and being eligible, is re-elected as a Director.”

The Directors (other than Mohd Azlan Bin Mohammed, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 5.

6.	Resolution 6: Issue of Shares to Executive Directors in lieu of cash bonus

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Section 195(4), Section 208 and item 7 of Section 611 of the Corporations Act 2001 and Listing Rule 10.11 and for all other purposes, approval is given for the issue of 15,000,000 shares in lieu of a bonus owing to the Chief Executive Officer, Mr Nathan Mahalingam, the Chief Financial Officer, Mr Guy Burnett and The Head of Corporate Finance, Mr James Garton, all Directors of the Company, or their nominees(s) on the terms and conditions which are set out in the Explanatory Notice accompanying this Notice of Meeting.”

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As this approval is being obtained under ASX Listing Rule 10.11, approval under Listing Rule 7.1 is not required as specified in Exception 14 in Listing Rule 7.2.

The Directors decline to make a recommendation to Shareholders in relation to Resolution 6 due to the material personal interest in the outcome of Resolution 6 on the basis that they are to be granted Shares should Resolution 6 be passed.

Voting Exclusion: In accordance with item 7 of section 611, the Company will disregard any votes cast by:

•	Mr Nathan Mahalingam, Mr Guy Burnett or Mr James Garton or any of their associates; and

•	any other person who may obtain a benefit (except solely in the capacity of a holder of Shares) if Resolution 6 is passed and any of their associates.

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7.	Resolution 7: Approval of 10% Placement Facility

To consider and, if thought fit, to pass the following as a special resolution:

“That, pursuant to and for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of (or the entry into agreements to issue) Equity Securities up to 10% of the issued capital of the Company calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum.”

The Directors unanimously recommend that Shareholders vote in favour of Resolution 7.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 7 by a person who may participate in the 10% Placement Facility and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of shares, if Resolution 7 is passed, and by any associates of such persons.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

8.	Resolution 8: Reduction of share capital

To consider and, if thought fit, to pass the following as an ordinary resolution:

“That approval is given for the Company to reduce the value of its Share capital and accumulated losses by up to $110,000,000 without cancelling any fully paid Shares and otherwise on the terms outlined in the Explanatory Memorandum, pursuant to Section 256B and Section 258F of the Corporations Act 2001 and for all other purposes.“

The Directors unanimously recommend that Shareholders vote in favour of Resolution 8.

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DATED: 25 SEPTEMBER 2014

BY ORDER OF THE BOARD

GUY bURNETT

COMPANY SECRETARY

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EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 10:00 am (WST) on Monday, 27 October 2014 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.	financial statements and reports

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2014 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

There is no requirement for Shareholders to approve these reports. The Chairman will however provide a reasonable opportunity for Shareholders to ask questions about, or make comments on, the operations and management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the content of the auditor’s report.

Whilst the Company is not required to provide a hard copy of the Company’s annual financial report unless a Shareholder has specifically elected to receive a printed copy, Shareholders may view the Company's annual financial report on its website at www.missionnewenergy.com. If you wish to change your election (with regard to receipt of annual reports), you should contact the Company or Link.

2.	Resolution 1: adoption of remuneration report

2.1	General

The Corporations Act 2001 (Cth) requires that at a listed company’s annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.

The remuneration report of the Company for the financial year ended 30 June 2014 is set out in the Company's annual financial report which is available on its website at www.missionnewenergy.com.

The remuneration report sets out the Company’s remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors’ report contained in the annual financial report of the Company for the financial year ending 30 June 2014.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

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2.2	Voting consequences

Under changes to the Corporations Act which came into effect on 1 July 2012, a company is required to put to its shareholders a resolution proposing the calling of another meeting of shareholders to consider the appointment of directors of the company (Spill Resolution) if, at two consecutive annual general meetings, at least 25% of the votes cast on a remuneration report resolution are voted against adoption of the remuneration report. If required, the Spill Resolution must be put to vote at the second of those annual general meetings.

If more than 50% of votes cast are in favour of the Spill Resolution, the company must convene a shareholder meeting (Spill Meeting) within 90 days of the second annual general meeting.

All of the directors of the company who were in office when the directors’ report (as included in the company’s annual financial report for the previous financial year) was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Following the Spill Meeting those persons whose election or re-election as directors of the company is approved will be the directors of the company.

2.3	Previous voting results

At the Company’s previous annual general meeting the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Annual General Meeting.

2.4	Proxy voting restrictions

Shareholders appointing a proxy for this Resolution should note the following:

If you appoint a member of the Key Management Personnel (other than the Chairman) whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member as your proxy:

You must direct your proxy how to vote on this Resolution. Undirected proxies granted to these persons will not be voted and will not be counted in calculating the required majority if a poll is called on this Resolution.

If you appoint the Chairman as your proxy (where he/she is also a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member):

You do not need to direct your proxy how to vote on this Resolution and you do not need to mark any further acknowledgement on the Proxy Form.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

If you appoint any other person as your proxy

You do not need to direct your proxy how to vote on the Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

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3.	Resolutions 2 to 5: re-election of directors

3.1	Rotation

Clause 5.1 of the Company’s Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

Additional Directors appointed during the year shall not be taken into account in determining the Directors to retire by rotation.

A Director who retires by rotation under clause 5.1 of the Constitution is eligible for re-election.

Mr Guy Burnett and Datuk Mohamed Zain Bin Mohamed Yusuf retire by rotation and seek re-election.

Board recommendation

The Directors (other than Mr Guy Burnett and Datuk Mohamed Zain Bin Mohamed Yusuf, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2 and 3.

3.2	Additional Directors

Clause 8.1 of the Constitution allows the Directors to appoint at any time a person to be a Director as an addition to the existing Directors, but only where the total number of Directors does not at any time exceed the maximum number specified by the Constitution.

Clause 8.2 provides that any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election.

Mr James Garton and Mohd Azlan Bin Mohammed will each retire in accordance with Clause 8.2 of the Constitution and each being eligible seek re-election.

Board recommendation

The Directors (other than Mr James Garton and Mohd Azlan Bin Mohammed, who abstained) unanimously recommends that Shareholders vote in favour of Resolution 4 and 5.

4.	Resolution 6: issue of shares to Executive directors in lieu of cash bonus

4.1	Background

A retention plan was approved by the Board in April 2013 where the Chief Executive Officer, Chief Financial Officer and Head of Corporate Finance will receive, upon continued employment, a proportion of their annual salary based on the following criteria (together, the Specified Criteria):

Criteria	Retention amount
Sale of a 100,000 tons-per-annum refinery OR successful start-up of profitable operations	3 months’ salary
Sale of a 250,000 tons-per-annum refinery OR successful start-up of profitable operations	3 months’ salary
Successful closure of the Feedstock business	2 months’ salary
Sale/settlement of PTSON for an amount greater than US$2.8m	4 months’ salary

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The Board of Directors has reviewed this entitlement and notes the possible cash impact on the group is a cumulative total of $749,900.

The Board of Directors is desirous to retain as much cash within the group as possible to enable the implementation of new cash generating opportunities or until the investment into the joint venture subsidiary, FGV Green Energy Sdn Bhd generates revenue for the group. Accordingly the Non-Executive Directors have negotiated with the CEO, CFO and Head of Corporate Finance to each accept $50,000 in cash and an issue of 5,000,000 ordinary shares in the Company in lieu of the full amount payable on completion of all four of the Specified Criteria.

The Directors (other than Mr Nathan Mahalingam, Mr Guy Burnett or Mr James Garton) have agreed to issue these shares and payment of the nominal amount on completion of all four of the Specified Criteria and appropriate shareholder approval at any time prior to June 2015.

The acceptance of this proposal results in a cumulative 60% reduction in the total approved compensation for the Executive Directors based on an issue price of $0.01 per Share (which is a premium to the closing price for the Company of $0.009 per Share as at 12 September 2014) and saves the Group $599,900 in cash.

Shareholder approval is required under Sections 195(4), Section 208 and item 7 of Section 611 of the Corporations Act 2001 (Cth) and Listing Rule 10.11.

Section 606 of the Corporations Act 2001 (Cth) prohibits a person from acquiring a Relevant Interest (as defined in the Corporations Act 2001 (Cth)) in issued voting shares of a listed company that would cause that person's (or another person's) Voting Power (also as defined in the Corporations Act) to increase above 20%, unless the acquisition is under an exception in section 611. Item 7 of section 611 of the Corporations Act provides an exception to the prohibition in section 606 where the acquisition has been approved by Shareholders.

4.2	Relevant information

Pursuant to and in accordance with the requirements of Section 219 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided in relation to the proposed issue of the Shares:

a)	the related parties are each of Mr Nathan Mahalingam, Mr Guy Burnett or Mr James Garton (and their nominees) by virtue of being directors of the Company;

b)	the maximum number of Shares (being the nature of the financial benefit being provided) to be granted is 15,000,000 Shares in aggregate, being 5,000,000 Shares to be issued to each of Mr Nathan Mahalingam, Mr Guy Burnett or Mr James Garton (subject to the completion of the Specified Criteria);

c)	the Shares will be issued to the allottees contemporaneously with the completion of the last of the Specified Criteria, provided this occurs not later than 1 month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Shares will be issued on one date;

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d)	The Shares being issued are fully paid ordinary shares on the same terms and conditions of the Company’s existing ordinary Shares;

e)	as the Shares are being issued in lieu of cash payment of outstanding executive directors’ retention bonus, the Shares will be granted for nil cash consideration, accordingly no funds will be raised;

f)	the issue price will be $0.01 per share and accordingly the value of the aggregate financial benefit associated with the issue of the 15,000,000 will be $150,000. This is calculated on the following basis:

Related Party	Shares	Value of Financial benefit of shares	Cash value paid	Value of Financial Benefit Foregone
Mr Nathan Mahalingam	5,000,000	$50,000	$50,000	In lieu of $190,000 in cash retention bonus (as described above)
Mr Guy Burnett	5,000,000	$50,000	$50,000	In lieu of $140,900 in cash retention bonus (as described above)
Mr James Garton	5,000,000	$50,000	$50,000	In lieu of $119,000 in cash retention bonus (as described above)

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g)	The relevant interest of the alottees in Shares of the Company as at the date of this Notice of Meeting and, assuming there are no further Shares acquired by or issued to the alotees, following the Share issue is as set out below:

Related Party	Shares prior to this issue	Voting power prior to this issue	Shares post this issue	Options and Performance Rights	Voting power post issue
Mr Nathan Mahalingam	612,956[1]	2.4%	5,612,956	NIL	13.7%
Mr Guy Burnett	112,001	0.4%	5,112,001	Nil	12.5%
Mr James Garton	112,051	0.4%	5,112,051	Nil	12.5%

h)	A total of 15,000,000 Shares will be issued under this Resolution 6 (subject to completion of the Specified Criteria). Assuming Resolution 6 is passed Shares issued shall increase the number of total Shares on Issue from 25,870,275 to 40,870,275 (assuming that no other securities are converted into Shares) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 36.7%.

i)	The trading historic of the Shares on the ASX in the 12 months before the date of this Notice is set out below:

	Price $	Date
Highest	0.05	19 December 2013
Lowest	0.009	9 September 2014
Last	0.009	9 September 2014

j)	The primary purpose for the grant of Shares pursuant to Resolution 6 is in lieu of cash compensation already granted to the executive directors; and

k)	The Directors are not aware of any other information that would reasonably require by Shareholder to allow them to make a decision whether it is the best interest of the Company to pass Resolution 6.

Board recommendation

The Directors decline to make a recommendation to Shareholders in relation to Resolution 6 due to the material personal interest in the outcome of Resolution 6 on the basis that they are to be granted Shares should Resolution 6 be passed.

Approval pursuant to ASX Listing Rule 7.1 is not required to issue the Shares to the related parties as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of the Shares to the related parties will not be included in the 15% calculation of the Company’s annual placement capacity pursuant to ASX Listing Rule 7.1.

1 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Mr Mahalingam has a 34% interest in.

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5.	Resolution 7 – APPROVAL OF 10% PLACEMENT FACILITY

5.1	Introduction

ASX Listing Rule 7.1A came into effect on 1 August 2012 and enables an eligible entity to issue Equity Securities up to 10% of its issued share capital through placements over a 12 month period after the eligible entity's Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the entity's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity for the purposes of Listing Rule 7.1A.

The effect of Resolution 7 will be to allow the Directors to issue (or agree to issue) the Equity Securities under Listing Rule 7.1A during the period up to 12 months after the Annual General Meeting without subsequent Shareholder approval and without using the Company's 15% placement capacity under Listing Rule 7.1.

The exact number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (see Section 5.2(b) below).

Resolution 7 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders entitled to vote on the resolution being those Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

The Directors unanimously recommend that Shareholders vote in favour of Resolution 7.

5.2	Summary of ASX Listing Rule 7.1A

(a)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company. At the date of this Notice, the Company has only one class of quoted Equity Securities, being its Shares.

(b)	Formula for calculating 10% Placement Facility

Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an Annual General Meeting may issue or agree to issue, during the period of approval, a number of Equity Securities calculated in accordance with the following formula:

( A x D ) - E

Where:

A	is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement,

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•	plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2;

•	plus the number of partly paid ordinary securities that became fully paid in the 12 months;

•	plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under Listing Rules 7.1 and 7.4. This does not include an issue of fully paid ordinary securities under the entity's 15% placement capacity without shareholder approval pursuant to Listing Rule 7.1 or ratification pursuant to Listing Rule 7.4; and

•	less the number of fully paid ordinary securities cancelled in the 12 months.

Note that “A” is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D	is 10%

E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rules 7.1 or 7.4.

(c)	Listing Rule 7.1 and Listing Rule 7.1A

The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the entity's 15% placement capacity under Listing Rule 7.1. At the date of this Notice, the Company has on issue 25,870,275 Shares and therefore has a capacity to issue:

(i)	6,130,541 Shares under Listing Rule 7.1 (subject to shareholder approval being obtained under Resolutions 6 and 7); and

(ii)	subject to Shareholder approval being obtained under Resolutions and 7, 4,087,028 Shares under Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 5.2(b) above).

(d)	Minimum Issue Price

The issue price of Equity Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 5 ASX trading days of the date in Section 5.2(d)(i), the date on which the Equity Securities are issued.

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(e)	10% Placement Period

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the Annual General Meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the Annual General Meeting at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX,

(the 10% Placement Period).

5.3	Information required by ASX Listing Rule 7.3A

ASX Listing Rule 7.3A sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.1A. The following information is provided for the purposes of Listing Rule 7.3A:

(a)	The Equity Securities will be issued at an issue price of not less than the amount described in Section 5.2(d) above.

(b)	If Resolution 7 is approved and the Company issues Equity Securities under the 10% Placement Facility, existing Shareholders' economic interests may be diluted if the Equity Securities are issued at a discount. Further, the existing Shareholders’ voting power in the Company will be diluted by up to 9.1%.

There is a risk that:

(i)	the market price for the Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the approval at the Annual General Meeting; and

(ii)	the Equity Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the Equity Securities and also on the Company’s share price post issue of the Equity Securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice (see Section 5.2(b) above).

The table also shows:

(A)	two examples where variable "A" has increased, by 50% and 100%. Variable "A" is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

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(B)	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current share price (which, for the purposes of this table, is $0.009 as at 12 September 2014).

Dilution
Variable "A" in Listing Rule 7.1A2		Assuming 50% decrease in Current Issue Price ($0.0045)	Issue Price at share price as at 12 September 2014 ($0.009)	Assuming 100% increase in Current Issue Price ($0.018)
Current Variable "A" 51,087,844	10% dilution - Shares Issued	51,087,844	51,087,844	51,087,844
	Funds Raised	$229,895	$459,791	$689,686
50% increase in current Variable "A" 76,631,766	10% dilution - Shares Issued	76,631,766	76,631,766	76,631,766
	Funds Raised	$344,843	$689,686	$1,034,529
100% increase in current variable "A" 102,175,689	10% dilution - Shares Issued	102,175,689	102,175,689	102,175,689
	Funds Raised	$459,791	$919,581	$1,379,372

The table has been prepared on the following assumptions:

•	That Resolutions 6 and 7 are passed by Shareholders.

•	The base issue price is assumed to be $0.009, being the closing price of the Company's Shares on ASX on 12 September 2014.

•	The issue price is assumed to be the share price as at 12 September 2014 (rather than being based on the 15 day VWAP).

•	The Company issues the maximum number of Equity Securities available under the 10% Placement Facility.

•	No options are exercised into Shares and no convertible notes are converted into Shares before the date of the issue of the Equity Securities under the 10% Placement Facility.

•	The issue of Equity Securities under the 10% Placement Facility consists of only Shares (since this is the only class of listed securities the Company has on issue at the date of this Notice).

•	The table does not show the economic dilution that may be caused to a particular Shareholder’s shareholding by reason of placements under the 10% Placement Facility.

•	The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A on the basis of the Company’s current issued share capital, not under the 15% placement capacity under Listing Rule 7.1.

•	In each case, an issue of the maximum number of shares under the 10% Placement Facility would dilute the Shareholders as at the date immediately prior to the issue by up to 9.1%. For example, based on the current number of Shares (including the shares to be issued which are subject to the approval of Resolutions 6 and 7), existing shareholders would have 40,870,275 votes out of a total post-issue number of Shares of 44,957,303, representing 90.9% of the post-issue total number of Shares (or a dilution of 9.1%).

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(c)	The Company will only issue and allot the Equity Securities during the 10% Placement Period. The approval under Resolution 7 for the issue of the Equity Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a proposed change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the Equity Securities for the following purposes:

(i)	non-cash consideration for the acquisition of new assets and investments, particularly in light of the ongoing restructure of Mission’s existing operations as previously announced. In such circumstances the Company will provide a valuation of non-cash consideration as required by Listing Rule 7.1A.3;

(ii)	cash consideration. In such circumstances, the Company intends to use the funds raised towards acquisitions of new assets or investments, particularly in light of the ongoing restructure of Mission’s existing operations as previously announced, or for expenditure on the Company’s current assets or projects and/or for general working capital and corporate requirements; or

(iii)	in repayment of debt (including convertible note debt or debt under any line of credit or other debt facilities) or for other requirements as deemed appropriate by the Board.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities.

(e)	The Company's allocation policy for the issue of new Shares under the 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue pursuant to Listing Rule 7.1A. The identity of the allottees of the Equity Securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the purpose of the issue;

(ii)	alternative methods of raising funds that are available to the Company, including but not limited to, rights issues or other issues in which existing security holders can participate, and the likelihood of such alternative methods raising the required funds;

(iii)	the effect of the issue of the Equity Securities on the control of the Company;

(iv)	the circumstances of the Company, including, but not limited to, the financial situation and solvency of the Company;

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(v)	any relationships between a potential investor and the Company or any current shareholder, convertible noteholder or officeholder of the Company; and

(vi)	advice from corporate, financial and broking advisers (if applicable).

(f)	The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new shareholders who are not related parties or associates of a related party of the Company. Further, the allocation may be made to vendors of new assets or acquirers of existing assets.

(g)	The Company has not previously obtained Shareholder approval under Listing Rule 7.1A.

(h)	A voting exclusion statement is included in the Notice of Meeting. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 7.

6.	Resolution 8: Reduction of share capital

6.1	Rationale for reduction of share capital

Resolution 8 seeks Shareholder approval to reduce the share capital of the Company pursuant to section 258F of the Corporations Act 2001 (Cth) by a portion of the accumulated losses of the Company, being up to $110,000,000.

The Company may, pursuant to Section 256B of the Corporations Act 2001 (Cth), reduce its capital where the capital reduction:

(a)	is fair and reasonable to the Company’s shareholders as a whole; and

(b)	does not materially prejudice the Company’s ability to pay its creditors; and

(c)	is approved by Shareholders under Section 256C of the Corporations Act 2001 (Cth).

The Company proposes to effect a reduction of capital by debiting the Company’s capital account by a portion of the amount of the Company’s accumulated losses, being up to $110,000,000. Under this reduction of capital, the Company will not be returning any capital to Shareholders or cancelling any Shares. It will essentially be an accounting entry which will not materially prejudice the Company’s ability to pay any creditors, has no direct negative impact on Shareholders (or their shareholding), is not selective between Shareholders and will not affect the number of fully paid ordinary shares on issue in the Company.]

On this basis, the Board of Directors are of the view the proposed capital reduction is fair and reasonable to the Company’s shareholders as a whole.

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The purpose of the reduction of capital is to reduce the amount of the capital on issue where the value is lost or is not represented by available assets.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 8.

6.2	Listing Rule 7.20

The reduction of capital does not require approval of Shareholders under the Listing Rules. The following information is provided for the purposes of Listing Rule 7.20:

(a)	the proposed reduction of capital will not change the number of Shares held by each Shareholder in the Company (or the amount, if any, unpaid on their Shares);

(b)	there will be no fractional entitlements arising as a result of the reduction of capital; and

(c)	there are no options on issue by the Company as at the date of this Notice of Meeting

7.	ENQUIRIES

Shareholders should contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

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Glossary

$ means Australian dollars.

10% Placement Facility has the meaning given to that term in section 5.1 of the Explanatory Memorandum.

10% Placement Period has the meaning given to that term in section 5.2(e) of the Explanatory Memorandum.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board or Directors means the board of directors of Mission (and each of the directors of Mission as the case may be).

Company means Mission NewEnergy Limited (ACN 117 065 719).

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Equity Securities has the meaning given to the expression “equity security” in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice of Meeting.

Mission or Company means Mission NewEnergy Limited (ACN 117 065 719).

Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Explanatory Memorandum.

Proxy Form means the proxy form attached to this Notice of Meeting.

Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time as observed in Perth, Western Australia.

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